eMagin Corporation
10500 N.E. 8th Street, Suite 1400
Bellevue, WA 98004

                                                                                                                                                                    December 6, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief Alan Morris, Attorney-Advisor

Re:	eMagin Corporation
Registration Statement on Form S-3
Filed November 18, 2005 (File No. 333-129832)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), eMagin Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on Thursday December 8, 2005, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

eMagin Corporation

By:	/s/ John Atherly
Name: John Atherly
Title: Chief Financial Officer